SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 26, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2004 Annual Report
1.2	2005 Annual General Meeting Proxy Statement*
1.3	2005 Letter to Our Shareholders

*	The 2005 Annual General Meeting Proxy Statement replaces Exhibit 1.2 of Form 6-K furnished to the Securities and Exchange Commission on July 25, 2005.

Exhibit 1.1

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on June 29, 2005 is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

July 25, 2005

Dear Shareholder:

You are cordially invited to attend the 2005 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 26, 2005 at 2:00 p.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2004 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the election of directors, the increase in our authorized share capital, creation of one or more classes of preferred shares, authorization for the Board of Directors to issue all or a portion of the preferred shares and the reappointment of our independent auditors to hold that office until the next annual general meeting.

Our Board of Directors recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Yu-Chiao Su

Secretary

Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of 2005 Annual General Meeting of Shareholders

July 25, 2005

The 2005 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 26, 2005, at 2:00 p.m., Taipei time, for the following purposes:

1.	To receive the financial statements for the fiscal year ended December 31, 2004 and the auditors’ report thereon;

2.	To elect to our Board of Directors for three-year terms Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu as directors;

3.	To reappoint our independent auditors to hold office until the next annual general meeting;

4.	To increase the authorized share capital of the Company;

5.	To create one or more classes of preferred shares;

6.	To authorize the Board of Directors, from time to time, to issue all or a portion of the preferred shares; and

7.	To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) on July 11, 2005 will be entitled to attend and vote at the Annual General Meeting. This notice of 2005 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2004 Annual Report have been sent on or about July 25, 2005 to all holders of record of the Common Shares at the close of business on July 11, 2005, New York City time. This notice of 2005 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2004 Annual Report are also available through our website at http://www.chipmos.com.tw.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE

SO IT IS RECEIVED NO LATER THAN AUGUST 24, 2005, 11:59 P.M., NEW YORK CITY TIME (AUGUST 25, 2005,

11:59 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS

PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 24, 2005, 11:59 P.M., NEW YORK CITY TIME

(AUGUST 25, 2005, 11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 26, 2005

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at our 2005 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at No.1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 26, 2005, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 25, 2005.

The Board of Directors has established July 11, 2005 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) to whom the notice of 2005 Annual General Meeting will be sent. On the Record Date, there were 67,535,817 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2005 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum.

Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and representatives of Mellon Investor Services LLC will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2004 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. Our 2004 Annual Report is also available through our website at http://www.chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of the shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal. Currently, the Board of Directors consists of nine members.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2008” to hold office for a term ending at the annual general meeting of shareholders to be held in 2008. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2008

Messrs. Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ChipMOS Logic TECHNOLOGIES INC. since January 2004 and the chairman of ThaiLin Semiconductor Corp. and CHANTEK ELECTRONIC CO., LTD. since 2002. He was also the chairman of ChipMOS Shanghai from 2002 to June 2005, a director of Ultima Electronics Corp. from 2000 to June 2003 and a division head of the back-end operations of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Antonio R. Alvarez was appointed on July 18, 2005 by our Board of Directors to fill the vacancy resulting from Jwo-Yi Miao’s resignation on June 8, 2005. Mr. Alvarez was senior vice-president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Rong Hsu has served as a director of our company since July 2005. He is a founder of eLCOS Microdisplay Technology Group where he has been president since April 2001. He was senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in engineering material from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

The Board of Directors recommends a vote FOR the election of each of Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2008.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Hsing-Ti Tuan has served as a director of our company since August 2000 and as the deputy chairman of ProMOS Technologies Inc. since June 2003. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has served as the acting president of Mosel Vitelic Inc. since November 2004 and previously served as the executive vice president of their research and development division. He has been the president of Mosel Vitelic Corp., USA. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang was appointed on July 19, 2004 by our Board of Directors to fill the vacancy resulting from John Yee Woon Seto’s resignation on May 19, 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. There he was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University.

Shou-Kang Chen was appointed on June 23, 2005 by our Board of Directors to fill the vacancy resulting from Hung-Chiu Hu’s resignation on June 2, 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master’s of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Pierre Laflamme has served as a director of our company since February 2001, and as our deputy chairman since June 2005. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai has served as a director of ChipMOS TECHNOLOGIES INC. from January 2001, as a representative of Siliconware Precision Industries Co. Ltd., where he has been a supervisor since June 2002. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University. He holds certified public accountant and chartered financial analyst licenses in Taiwan.

Tadao Higashi was appointed on April 1, 2005 by our Board of Directors to fill the vacancy resulting from Robert Ma Kam Fook’s resignation on December 18, 2004. He was executive vice president of OKI Electric Industry Co., president of OKI Semiconductor Company between 1991 and 1995, and director of the OKI Semiconductor Business Group. Mr. Higashi holds a degree in electrical engineering from Osaka University.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

Our Board of Directors held 18 meetings during the year ended December 31, 2004. During 2004, each of our directors attended at least 75% of the meetings of the Board of Directors and the Committees of the Board on which he or she served.

Audit Committee

Pierre Laflamme, Yeong-Her Wang and Tadao Higashi are currently the members of our Audit Committee. Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, our Audit Committee will:

•	be directly responsible for the appointment, compensation, retention and oversight of the work of our external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•	oversee our accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•	meet with management, our external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to our financial statements, any major issues regarding accounting principles and the adequacy of our internal control over financial reporting;

•	pre-approve, or adopt appropriate procedures to pre-approve all audit and non-audit services, if any, provided to us by our external auditors;

•	establish our internal complaints procedure for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by our employees;

•	evaluate the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	review and approve all our related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting (commencing in the fiscal year ending after July 15, 2006), and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent”.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Pierre Laflamme

Yeong-Her Wang

Tadao Higashi

June 23, 2005

Compensation Committee

Pierre Laflamme and Yeong-Her Wang are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2004 to our directors and our executive officers, including cash and share bonuses, was approximately NT$41.3 million (US$1.3 million). In 2004, we granted options to purchase 228,000 of our Common Shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 13, 2005, 2006, 2007 and 2008.

Number of shares issuable upon exercise of options	Expiration date	Exercise price	Consideration paid for options granted
228,000	August 13, 2010	US$3.60	None

We did not set aside any money for pension, retirement or similar benefits for our directors in 2004. We do not provide our directors with any benefits upon termination of employment.

Nomination Committee

Pierre Laflamme and Yeong-Her Wang are currently the members of our Nomination Committee. Our Nomination Committee is responsible for identifying individuals qualified to become members of our Board of Directors, recommending nominees to the Board of Directors and, in the case of a Board vacancy, recommending the class of the Board of Directors which a recommended nominee should serve.

Our Nomination Committee was established on May 14, 2004.

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for our executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	47	Chairman /Chief Executive Officer

Shou-Kang Chen	44	Chief Financial Officer

Peter Ku	57	President of ChipMOS Shanghai

Lafair Cho	43	President of ThaiLin

F.J. Tsai	47	President of Chantek

Walter Wang	45	President of ChipMOS Logic

K.H. Chu	52	Vice President, Assembly Production Group

Jessie Lin	40	Vice President, Quality, Reliability & Assurance Center

Joyce Chang	44	Vice President, LCDD Production Group

Ricky Liu	43	Vice President, Wafer Bump and Wafer Fab Task Business Unit

Michael Lee	40	Vice President, Wafer Sort Business Unit

Ivan Hsu	39	Vice President, Memory Production Group

Shih-Jye Cheng. See “— Proposal No. 1 Election of Director.”

Shou-Kang Chen. See “— Proposal No. 1 Election of Director — Directors Continuing in Office.”

Peter Ku has served as a president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since 2002. He was vice president of ChipMOS Taiwan from 2001 to 2002, president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master’s degree in solid state electronics from National Cheng Kung University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

F.J. Tsai has served as CHANTEK ELECTRONIC CO., LTD.’s president since December 2004, before which he was vice president from September 2003. He also served as an assistant vice president of the strategy development center of ChipMOS TECHNOLOGIES INC. from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Walter Wang has served as ChipMOS Logic TECHNOLOGIES INC.’s president since December 2003. He was the president of CHANTEK ELECTRONIC CO., LTD. from 2001 to 2003 and vice president of PlusMOS TECHNOLOGIES INC. from 1997 to 2002. He received a master’s degree in industrial engineering & management from Chung Hwa University in Taiwan.

K.H. Chu has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and vice president of E&R Engineering Corp. from 1999 to 2002. Mr. Chu received a bachelor’s degree in engineering from National Cheng Kung University in Taiwan.

Jessie Lin has served as ChipMOS TECHNOLOGIES INC.’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2003. Ms. Lin received a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Ricky Liu has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer bump and wafer fab task business unit since June 2004. He was executive vice president of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and director of the foundry division of Nanya Technology Corp from 2001 to 2003. Mr. Liu received a bachelor’s degree from National Cheng Kung University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2002 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice-president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Major Shareholders

The following table sets out certain information as of April 30, 2005 regarding the ownership of our Common Shares by (1) each person known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of Person or Group	Number of Shares Owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	26,159,531	38.8%

PacMOS Technologies Holdings Limited(3)	3,887,284	5.8%

Directors and executive officers, as a group(4)	1,564,017	2.3%

(1)	Mosel owns 25,927,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd., and 231,691 indirectly through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel’s 99.9% owned subsidiary Dai-Gin Investment Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 1.8% of Mosel’s outstanding shares as of December 31, 2004.
(2)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(3)	PacMOS is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel may be considered to be the beneficial owner of our Common Shares owned by PacMOS. We are not aware of any voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel with respect to control of PacMOS.
(4)	Excludes Mosel’s beneficial ownership of our Common Shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors. Includes shares held by Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, our former directors, who resigned on June 2, 2005 and June 8, 2005, respectively.

As of April 30, 2005, approximately 46% of our Common Shares were held of record by shareholders located in the United States. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

We are submitting a proposal to have Moore Stephens, Hong Kong reappointed as our independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2003 and 2004.

	2003		2004
	(In thousands)
Audit Fees	NT$	4,232	NT$	7,411
Audit Related Fees		—		2,000
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	4,232	NT$	9,411

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2004, this category primarily includes the audit of our financial statements contained in our registration statement filed on May 21, 2004 as well as the financial statements contained in our annual report.

Audit-Related Fees. This category includes fees reasonably related to the performance or review of our financial statements and not included in the category of Audit Fees (described above). For 2004, this category primarily includes the audit and review of our financial statements contained in the offering circular for the private offering of our convertible notes outside of the United States in November 2004.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit services that Moore Stephens were engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Increase in Authorized Share Capital

We are submitting a proposal for shareholder approval at the Annual General Meeting as required by Bermuda law to increase the Company’s authorized share capital from US$1.5 million, consisting solely of 150 million Common Shares, par value US$0.01 per share, to US$3.25 million, consisting of 250 million Common Shares, par value US$0.01 per share, and 75 million preferred shares, par value US$0.01 per share (the “Preferred Shares”).

The Board of Directors recommends a vote FOR the increase in the authorized share capital of the Company.

Proposal No. 4. Creation of One or More Classes of Preferred Shares

We are submitting a proposal for shareholder approval at the Annual General Meeting as required by Bermuda law to create one or more classes of Preferred Shares of the Company, which shall have such rights in preference over the Common Shares, including rights with respect to any or all of the following: dividends, voting rights, liquidation, and redemption by the Company, each as may be determined by resolutions of the Board. Specifically, we propose the following amendments to the Bye-Laws:

(i)	To insert the following new definitions in Bye-law 1(1):

“Common Share” means a common share of par value US$0.01 in the share capital of the Company;

“Preferred Share” means a preferred share of par value US$0.01 in the share capital of the Company, as set out in Bye-law 4A;

(ii)	To insert a new Bye-law 4A, after Bye-law 4 as follows:

“4A.	(1) As at 26 August 2005, the authorized share capital of the Company consists of 250 million Common Shares, par value US$0.01 per share, and 75 million Preferred Shares, par value US$0.01 per share;

(2) Subject to the Companies Acts, the Preferred Shares shall comprise one or more classes, and shall have such rights in preference over the Common Shares, including rights with respect to any or all of the following: dividends, voting, liquidation and redemption by the Company, each as may be determined by resolutions of the Board.”

(iii)	To amend Bye-Law 56 by inserting the following phrase after the word “Bye-laws” in the second line:

“and subject to any special rights, privileges or restrictions as to voting for any class or classes of shares,”

(iv)	To amend Bye-Law 123 by replacing the following phrase in the eighth line:

“different classes of Shareholders”

with the phrase:

“holders of different classes of shares.”

The Board of Directors recommends a vote FOR the creation of the Preferred Shares.

Proposal No. 5. Authorization of Board of Directors to Issue the Preferred Shares

We are submitting a proposal for shareholder approval at the Annual General Meeting to authorize the Board of Directors from time to time to issue all or a portion of the Preferred Shares, in accordance with Bye-law 7 of the Company’s Bye-laws, for such consideration and upon such terms as the Board may determine.

The Board of Directors recommends a vote FOR the authorization of the Board of Directors to issue the Preferred Shares in the future.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2006 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2006 shall be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2006 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2006 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2006 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2006 Annual General Meeting; provided, however, that if the date of the 2006 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2006 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonable sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: July 25, 2005

Exhibit 1.3

Letter to Our Shareholders

Dear Shareholders,

The year 2004 was marked by great achievements in our operations and business. We are now in a better financial position than we were a year ago and are very pleased with our progress given the difficult operating environment facing the semiconductor industry in the latter half of 2004. In 2004, we successfully completed two financings, raising a total of approximately US$115 million. We also closed an important acquisition of the testing and assembly assets from First International Computer Testing and Assembly Technology, Inc., a significant portion of which we have installed to support the anticipated increases in customer demand in 2005.

2004: A Year of Progress

From an operations standpoint, we are pleased with our fiscal 2004 financial results. Our strong gross margin of 28% for the year was primarily due to higher sales volume and our ability to benefit from economies of scale as we expanded our production. Our results for the year were partially offset by the effect of consolidating the financial results of CHANTEK ELECTRONIC CO., LTD. (“Chantek”), a subsidiary of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”). We also continued to make excellent progress at our facility in mainland China. In the first quarter of 2005, we received written approval from the Shanghai government for an extension of our remaining investment obligation of US$157.5 million for this facility to the end of 2007. This is a positive development for us because it will allow us to more closely match our investments with anticipated increases in customer orders.

We recorded total net revenue of US$473.7 million and net income of US$52.8 million in 2004.

2005: Outlook

We remain cautiously optimistic for fiscal year 2005 based on our business fundamentals, current market conditions, improved inventory levels and anticipated customer programs. We currently expect that our low cost production model and focused DRAM and liquid crystal display (“LCD”) driver businesses will continue to allow us to maintain growth and profitability above the industry average.

To meet increased demand for our services in mainland China, especially for the LCD driver semiconductor, we expect our new Shanghai facility to be completed and begin operations in the fourth quarter of 2005. This facility demonstrates our intention to be prepared for future growth in this important emerging market.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the year.

Sincerely

Shih-Jye Cheng
Chairman

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